SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at November 30, 2006

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: November 30, 2006

* Print the name and title of the signing officer under his signature
  -------------------
Continental Minerals Corporation 1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684∙6365 Fax 604 684∙8092 Toll Free 1 800 667∙2114 www.continentalminerals.com	Great China Mining Inc. (formerly China NetTV Holdings Inc.) World Trade Centre Suite 536-999 Canada Place Vancouver, BC V6C 3E2 Tel 604 641∙1366 Fax 604 641∙1377 www.greatchinamining.com

COMPLETION OF MERGER WITH GREAT CHINA
TARGETED FOR DECEMBER, 2006

November 30, 2006, Vancouver, BC - Gerald S. Panneton, President and CEO of Continental Minerals Corporation ("Continental" or the "Company") (TSX Venture: KMK; OTCBB: KMKCF) and Anthony Garson, President and CEO of Great China Mining Inc. ("Great China") (OTC.BB: GCHA) announce that the Registration Statement on Form F-4 (the "Registration Statement") filed by Continental and Great China with the United States Securities and Exchange Commission (the "SEC") has been declared effective. The Registration Statement includes a prospectus and related materials to register the common shares of Continental to be issued in exchange for Great China common shares in order to effect the merger with Continental (the "Merger") (initially announced in a joint press released dated April 13, 2006), whereby the companies will be merged to unify 100% ownership in the Xietongmen copper-gold property in Continental.

The Registration Statement incorporates a proxy statement/prospectus (the "Proxy Statement/ Prospectus") that Great China is to mail to its stockholders in connection with obtaining approval of the proposed Merger. Great China has set December 14, 2006 as the date for its stockholder meeting to consider the Merger, with a record date of November 30, 2006.

Completion of the share exchange required to effect the Merger and certain related transactions is also subject to regulatory approval and other standard closing conditions. If these conditions are satisfied, it is anticipated that completion of the Merger will occur in December, 2006 after the Great China stockholder meeting.

Gerald Panneton President & CEO Continental Minerals Corporation	Anthony Garson President & CEO Great China Mining Inc.

For further information:
Continental Minerals Corporation Tel 604 684∙6365 Toll Free 1 800 667∙2114 www.continentalminerals.com	Great China Mining Inc. Tel 604 641∙1366 www.greatchinamining.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release. No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address the proposed merger, acquisition of additional property, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

For more information on Continental, Investors should review the Company's annual Form 20-F filing with the SEC at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

For more information on Great China, Investors should review Great China's annual report on Form 10-KSB with the SEC at www.sec.gov.